Exhibit 99.1

Bit Digital, Inc. completed the acquisition of $13,902,742 worth of bitcoin miners with total hash rate of 1,003.5 Ph/s.

NEW YORK, December 4, 2020 /PRNEWSWIRE/ -- Bit Digital, Inc. (Nasdaq: BTBT), a Nasdaq listed Bitcoin mining company headquartered in New York announced that on December 3, 2020, it had completed the acquisition of $13,902,742 worth of bitcoin miners with total hash rate of 1,003.5 Ph/s with certain non-U.S. investors in exchange for an aggregate of 4,344,603 ordinary shares at the price of $3.20 per share , when the purchases were negotiated.

The closing of the acquisition represents the total hash rate of the Company increase by approximately 1,003.5 Ph/s from 1,250 Ph/s to 2,253.5 Ph/s. The total 17,996 miners acquired include 7,025 Antminer S17+, 9,110 Antminer T17, 195 Antminer S17E, 32 Antminer S17Pro, 105 Antminer S19Pro, 1,429 Whatsminer M20S, 100 Whatsminer M31S. The average energy efficiency of these miners is 47.45 (+/-5%) joules per terahash (J/TH). With these miners being deployed, the total energy efficiency will be decreased from 61.88 (+/-5%) J/TH to 55.33 (+/-5%) by 10.59%. These miners are distributed in Xinjiang, Sichuan and Inner Mongolia Provinces PRC and are expected to be fully installed before the end of December 2020.

“We are very pleased to announce the completion of the transaction and to issue our shares in exchange for bitcoin miners.” Erke Huang, the Chief Financial Officer of the Company said. “Also, with these miners installed, the utility cost will be further decreased and increase our profit margin.”

Safe Harbor Statement

This press release may contain certain “forward-looking statements” relating to the business of Bit Digital, Inc., and its subsidiary companies. All statements, other than statements of historical fact included herein are “forward-looking statements.” These forward-looking statements are often identified by the use of forward-looking terminology such as “believes,” “expects” or similar expressions, involve known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s periodic reports that are filed with the Securities and Exchange Commission and available on its website at http://www.sec.gov. All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

For more information, please contact:

Erke Huang, CFO

Email: Ir@bit-digital.com

Phone: +1 347-328-3680